ATTORNEYS AND COUNSELORS AT LAW One North Clematis Street | Suite 500
Kathleen L. Deutsch Direct Line: 561.366.5320 Direct Facsimile: 561.650.1130 kdeutsch@broadandcassel.com	West Palm Beach, FL 33401 T: 561.832.3300 F: 561.655.1109 nelsonmullins.com * In Florida, known as Nelson Mullins Broad and Cassel

January 4, 2019

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Office of Consumer Products

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of our client, CLS Holdings USA, Inc., a Nevada corporation (the “Company”), we are submitting this letter regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on November 6, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Consumer Products (the “Staff”) to Jeffrey Binder, the Chairman of the board of directors and Chief Executive Officer of the Company, dated November 21, 2018 (the “Comment Letter”). The headings and paragraph numbers in italics below correspond to those of the Comment Letter. We have reproduced the Staff’s comments in italics and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

Selling Stockholders, page 31

1.     In the sixth paragraph of this section, you indicate, based on representations from the selling shareholders, that none are broker dealers. But it appears that WestPark Capital, Inc. is a broker dealer. Please revise this paragraph accordingly.

RESPONSE: We have revised this section in Amendment No. 2 in accordance with this comment.

If you have further questions regarding the Registration Statement or our responses to the Comment Letter, please do not hesitate to contact the undersigned at (561) 366-5320.

Sincerely,

NELSON MULLINS BROAD AND CASSEL

/s/Nelson Mullins Broad and Cassel

Kathleen L. Deutsch

KLD:gf

cc:     Jeffrey I. Binder, Chairman and CEO, CLS Holdings USA, Inc.